AMERIWEST MINERALS CORP.
                         5135 Camino Al Norte, Suite 250
                            North Las Vegas, NV 89031
                                  (702)974-0677
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                                                                November 7, 2008

Mr. Norman Gholson
U.S. Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 7010
100 F Street, NE
Washington, D.C. 20549

Re: Registration Statement on Form S-1
    Filed October 14, 2008
    File No. 333-154182

    Form 10-K for the fiscal year ended May 31, 2008 Filed August 21, 2008 File No. 333-145225

    Form 10-Q for the fiscal quarter ended August 31, 2008 Filed October 7, 2008 File No. 333-145225

Dear Mr. Gholson,

Thank you for your assistance in the review of our filing. In response to your comment letter dated November 5, 2008 we have the following comments.

Form S-1

Front Cover Page of the Registration Statement

     1.   We have checked the appropriate box on the cover page.

Prospectus Cover Page

     2. We have included a statement that we cannot guarantee that our application for a Bulletin Board listing will be accepted or approved and our stock listed and quoted for sale.

     3. We have revised the prospectus throughout to clarify that the selling shareholders are underwriters and included a statement to the effect on the cover page.

Risk Factors, "Some holders of our securities may have the right to rescind...," pages 11 to 12

     4. We have corrected the date to August 2007, April was a typographical error.

     5. We added a clarification pursuant to Section 5 and clarified that we may not have been in compliance with Section 5.

     6.   We have deleted the mitigating language.

Selling Shareholders, pages 12 to 13

     7. We have removed any reference to Regulation S throughout the prospectus.

     8. We have disclosed the natural persons who have voting or investment control.

Recent Sales of Unregistered Securities, pages II-3 to II-4

     9. We have added a disclosure that we rescinded the shares with the consent of such shareholders due to our concerns regarding the available exemptions from the prospectus and registration requirements of the jurisdiction of residence of such shareholders. Therefore, as a precautionary measure, the company was of the view that rescission was the appropriate remedy.

Form 10-K filed August 21, 2008

Item 9A - Controls and Procedures, page 30

     10. In future filings we will include the language required by Item 308T of Regulation S-K.

Form 10-K filed August 21, 2008 and Form 10-Q filed October 7, 2008

Form 10-K, Item 9A. Controls and Procedures - Changes in Internal Controls, page 30; Form 10-Q, Item 4. Controls and Procedures - Changes in Internal Controls, page 10

     11. In future filings we will revise to address the disclosure requirements and language of Item 308(c) of Regulation S-K.

Sincerely,


/s/ William J. Muran
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William J. Muran
President & Director